EXHIBIT A

SEC original Comment January 24, 2006. We note your three reportable segments: filtration products, piping systems and industrial process cooling equipment. It appears to us that you have aggregated various business units into these reportable segments. Demonstrate to us that the operating segments you aggregate meet all of the aggregation criteria in paragraph 17 of SFAS 131, including similar economic characteristics. In addition, revise future filings to provide product-line disclosures as required by paragraph 37 of SFAS 131, or tell us why they are not required.

Company original response February 7, 2006. Through a succession of acquisitions the Company and its predecessors have maintained its basic business organization as three segments as described below, for purposes of management, internal reporting, and public reporting. Each of the Company’s three reportable segments has a segment manager who is directly accountable to and maintains regular contact with the Company’s chief operating decision maker, a function which is performed by the Company’s Chief Executive Officer and the Company’s Chief Operating Officer. Each of those three segment managers also is a member of the Company’s Management Committee, which meets quarterly with the Company’s Board of Directors. No subordinate of the three segment managers is directly accountable to or maintains regular contact with the chief operating decision maker, nor is any such subordinate a member of the Management Committee. Following are separate discussions for each of the Company’s three reportable segments in light of the aggregation criteria in paragraph 17 of SFAS 131.

Filtration Products segment

The principal similar economic characteristics affecting this entire segment are substantial dependence upon governmental regulation of air pollution, and the impact of the business cycle on sales for both original equipment and replacement purposes.

Nature of products and services: The Filtration Products segment manufactures and sells filter elements for dry filtration, together with filter-related products and accessories used during installation, operation and maintenance of the collectors and baghouses that utilize the Company’s filter elements. All of the filter-related parts and accessories sold, and all of the services provided, are related to sale of the Company’s filter elements.

Production processes of all the filter elements involve measuring, marking, and cutting the filtration media, and then assembling the media with necessary support hardware and components.

Type or class of customers: all customers of this segment utilize the Company’s filter elements in stationary applications to remove dry particles from air.

Methods used to distribute: sale and distribution of all the company’s filtration products are accomplished by a combination of direct sales contact, independent representatives, and telemarketers.

The regulatory environment: this segment is substantially dependent upon governmental regulation of air pollution at the federal and state levels.

Piping Systems segment

The principal similar economic characteristics affecting this entire segment are seasonality due to warm and cold weather in the northern hemisphere, and the impact of the construction economic cycle.

Nature of products and services: The Piping Systems segment engineers, designs, manufactures and sells specialty piping systems, as well as leak detection and location systems which are generally, though not always, sold as a part of a piping system. Substantially all of the Company’s piping systems are insulated.

The production process for Piping Systems manufacture generally involves some combination of computer controlled metal cutting, pipe cutting, pipe bending, pipe coating, insulation foam application, and welding.

Customers of the Piping Systems segment generally use the Company’s products to transport liquids from one location to another.

Methods used to distribute: sales and distribution of all Piping Systems products are either direct or through independent representatives.

The regulatory environment: this segment’s products are affected by clean water and similar federal and state regulations, except where used for transport of water.

Industrial Process Cooling Equipment segment

The principal similar economic characteristics affecting this entire segment are the impacts of general economic conditions and the industrial business cycle on its sales.

Nature of products and services: the Industrial Process Cooling Equipment segment engineers, designs, manufactures and sells thermostatically controlled coolers for industrial purposes.

Production processes of this segment involve assembly of equipment from subassemblies, prefabricated sheet metal, electrical control boxes, and hardware components.

This segment’s customers all use the Segment’s products to optimize manufacturing productivity by quickly removing heat from manufacturing processes. Customers include thermoplastics manufacturers, commercial printers, and several other types of manufacturers.

Methods used to distribute: the Company’s Industrial Process Cooling Equipment products are generally sold through independent representatives and original equipment manufacturers.

Regulatory environment: government regulation is generally not a significant issue in this segment.

The Company believes that its segment disclosure also satisfies the product-line disclosure requirement of paragraph 37 of SFAS 131. Within each of the three segments, all of the primary products share the important characteristics listed in each segment’s discussion above. Following are comments regarding other-than-primary products of each segment. The Filtration Products filter-related products and accessories are directly tied to sale of filter elements, and total revenues from sale of such items are less than 10% of the Company ’s revenues. Filtration Products services are directly tied to sale of filter elements, and revenues from such services total less than 10% of the Company’s revenues. The Piping Systems segment sales of leak detection and location systems are generally but not always tied to sale of a piping system, and total revenues from sale of such items are less than 10% of the Company’s revenues. Industrial Process Cooling Equipment sales of parts are for systems manufactured by it, and total less than 10% of the Company’s revenues. Industrial Process Cooling Equipment revenues from services are to service systems manufactured by it, and total less than 10% of the Company’s revenues.